Exhibit 12.1

SELECTED INCOME REIT
Computation of Pro Forma Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Nine Months Ended September 30, 2014	Year Ended December 31, 2013
Earnings:
Income before income tax expense and equity in earnings of an investee	$75,619	$80,090
Fixed charges	62,789	86,311
Adjusted earnings	$138,408	$166,401

Fixed charges:
Interest expense (including amortization of debt premiums and deferred financing fees)	$62,789	$86,311

Ratio of Earnings to Fixed Charges	2.2x	1.9x